

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Blanca Bamaca
President
Guate Tourism Inc.
Aldea San Luis Tuimuj
San Marcos, Guatemala

> **Re: Guate Tourism, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2014**
> **File No. 333-193621**

Dear Ms. Bamaca:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no assets excluding cash, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an

investment in your shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, please revise the Risk Factors section on page 8 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

3. Please remove references to specific companies such as Black Cat Hostels, the Intercontinental Hotel and Fodor's unless you have an executed agreement currently in effect.

Prospectus Summary, page 5

4. Please disclose your current cash balance in this section as of the most recent practicable date and update that with any subsequent amendment.

5. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise the summary to briefly describe the steps that you have taken to date to commence your business and any obstacles involved before you can commence the planned operations.

Risk Factors, page 8

6. Please include a risk factor describing the ability to effect service of process on your officers and directors because your principal executive office and operations are located in a foreign jurisdiction.

Because we do not have an escrow account, page 9

7. Please revise the heading of this risk factor to more clearly describe the risk.

We will incur ongoing costs, page 12

8. Please revise this risk factor to quantify the anticipated costs of being a public company and disclose that those expenses will be an additional challenge to profitability.

Use of Proceeds, page 12

9. It appears that the total for the expenses that you have described as establishing an office under the $40,000 offering proceeds scenario equals $10,000 yet the table on page 13 shows a total of $13,500. Please revise or advise.

10. Under the $60,000 offering proceeds scenario, you list the cost of establishing an office as $10,500 yet the table on page 13 shows a total of $13,500. Please revise or advise.

Management's Discussion and Analysis, page 16

Web Development, page 17

11. We note your disclosure regarding additional future website maintenance in this section. Please include this item as a cost in your Use of Proceeds section, or if this is not an additional cost, please explain why.

Results of Operations, page 18

12. We note your disclosure that you sold a total of 6,000,000 shares of common stock to your secretary and director yet elsewhere in the prospectus you state that your director owns all 6,000,000 shares. Please also refer to the security ownership table on page 25 and Note 5 to your financial statements. Please revise or advise.

Significant Accounting Policies, page 19

13. Please eliminate the reference to the utilization of the cash basis of accounting, and make any adjustments to your financial statements necessary to report on the accrual basis of accounting. Please note the cash basis of accounting is not compliant with accounting principles generally accepted in the United States of America.

Description of Business, page 20

14. Please revise the first paragraph under this section and throughout to clarify that you are a development stage company and have yet to commence operations as your descriptions of your business are aspirational in nature.

15. Please revise this section to provide investors with details regarding the timelines you face in reaching your goals. Additionally, please clarify when you expect to generate revenue.

16. Please clarify the fourth paragraph under this section to clarify that it is your belief that your website will contain all the tools in one place for consumers.

17. We note your disclosure that you plan to market your business to travelers, vendors, and clients worldwide. Please disclose whether the content on your website will be available in several languages and, if so, which languages.

Offices, page 22

18. Given the absence of a written rental agreement, please disclose that there is no guarantee that the office space provided by Ms. Bamaca will continue to be made available without cost in the future.

Directors, Executive Officers, page 23

19. Please revise to briefly discuss Ms. Bamaca's specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 25

20. We note that Ms. Bamaca has agreed to loan the company funds to open a bank account. Please clarify whether there is a written agreement for such loan and explain within your disclosure whether Ms. Bamaca has committed to any particular level of funding, either in amount or within a time period. For any amounts that you may require, please tell us whether Ms. Bamaca has the means to contribute the required amounts to the business.

Experts, page 28

Item 16. Exhibits, page 33

21. Please revise your Experts disclosure and the Exhibits list to reference Thomas J. Harris, CPA, and not Harris & Gillespie PLLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Frederick C. Bauman, Esq.